



15048618

SECURITIES A
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH. D.C. SECTION
194

SEC FILE NUMBER
8-7221

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1/1/14_____ AND ENDING _____12/31/14_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith Incorporated

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
                                    (No. and Street)

New York   **New York**   **10036**
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Linden   **(212) 647 - 4814**
                                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                    (Name - if individual, state last, first, middle name)

_____   _____   _____   _____
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Mark David Alexander, affirm that, to the best, of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to the firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company"), as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____   _____
Signature   Date

Managing Director and Chief Operations Officer
Title

Subscribed and sworn to
before me on this 25 day
of
_____, 2015

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 25 DAY OF February 1, 2015
BY Angela Madden
NOTARY PUBLIC



Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries

(SEC ID No. 8-7221)
Consolidated Balance Sheet
December 31, 2014

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Index
December 31, 2014



pwc

Report of Independent Registered Public Accounting Firm

To Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its Subsidiaries (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2014

(dollars in millions)

ASSETS

Cash and cash equivalents	$	1,070
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		14,189
Securities financing transactions		
Receivables under resale agreements (includes $27,022 measured at fair value in accordance with the fair value option election)		55,933
Receivables under securities borrowed transactions (includes $122 measured at fair value in accordance with the fair value option election)		61,093
		117,026
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $16,763)		
U.S. Government and agencies		37,832
Equities and convertible debentures		14,881
Corporate debt and preferred stock		5,806
Municipals, money markets and other		5,071
Mortgages, mortgage-backed, and asset-backed		5,201
Derivative contracts		641
		69,432
Securities received as collateral, at fair value		8,032
Receivables from affiliated companies		22,199
Other receivables		
Customers (includes $269 measured at fair value in accordance with the fair value option election and net of allowance for doubtful accounts of $2)		18,447
Brokers and dealers		8,609
Interest and other		3,477
		30,533
Equipment and facilities, net		329
Goodwill and intangible assets (net of accumulated amortization of $1,381)		5,661
Other assets		2,691
Total Assets	$	271,162

Assets of Consolidated VIEs Included in Total Assets Above (isolated to settle the liabilities of the VIEs)		
Trading assets	$	1,884
Total Assets of Consolidated VIEs	$	1,884

The accompanying notes are an integral part of the Consolidated Balance Sheet.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2014

(dollars in millions, except share and per share amounts)

LIABILITIES

Securities financing transactions		
Payables under repurchase agreements (includes $199 measured at fair value in accordance with the fair value option election)	$	105,885
Payables under securities loaned transactions		5,122
		111,007
Short-term borrowings (measured at fair value in accordance with the fair value option election)		492
Trading liabilities, at fair value		
U.S. Government and agencies		16,815
Equities and convertible debentures		6,629
Corporate debt and preferred stock		2,992
Derivative contracts		508
Mortgages, mortgage-backed, asset-backed and other		45
		26,989
Obligation to return securities received as collateral, at fair value		9,514
Other payables		
Customers		44,369
Brokers and dealers		5,156
Compensation and benefits		4,082
Interest and other (includes $613 measured at fair value in accordance with the fair value option election)		3,410
		57,017
Payables to affiliated companies (includes $78 measured at fair value in accordance with the fair value option election)		36,875
Commitments, contingencies, and guarantees (See Note 13)		
Subordinated borrowings		13,578
Total Liabilities		255,472

STOCKHOLDER'S EQUITY

Common stock, par value $1 per share; 1,200 shares authorized; 1,000 shares issued and outstanding		-
Paid-in capital		10,367
Accumulated other comprehensive loss (net of tax)		-
Retained earnings		5,323
Total Stockholder's Equity		15,690
Total Liabilities and Stockholder's Equity	$	271,162

Liabilities of Consolidated VIEs Included in Total Liabilities Above		
Short-term borrowings	$	492
Other liabilities		613
Payables to affiliated companies		37
Total Liabilities of Consolidated VIEs	$	1,142

The accompanying notes are an integral part of the Consolidated Balance Sheet.

1. Organization

Description of Business

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), acts as a broker (i.e., agent) for corporate, institutional, government, and other clients and as a dealer (i.e., principal) in the purchase and sale of corporate debt and equity securities, United States ("U.S.") Government securities, and U.S. Government agency obligations. The Company also acts as a broker and/or a dealer in the purchase and sale of mutual funds, money market instruments, high yield bonds, municipal securities, financial futures contracts and options, cleared swaps and other financial instruments including collateralized debt obligations ("CDOs") and collateralized mortgage obligations ("CMOs"). The Company holds memberships and/or has third-party clearing relationships with all major commodity and financial futures exchanges and clearing associations in the U.S. and it also carries positions reflecting trades executed on exchanges outside of the U.S. through affiliates and/or third-party clearing brokers. As an investment banking entity, the Company provides corporate, institutional, and government clients with a wide variety of financial services including underwriting the sale of securities to the public, structured and derivative financing, private placements, mortgage and lease financing and financial advisory services, including advice on mergers and acquisitions. MLPF&S is registered as a broker-dealer and investment adviser with the U.S. Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), and other exchanges, including, but not limited to the Chicago Board Options Exchange ("CBOE"), the International Securities Exchange ("ISE"), NYSE MKT LCC, NYSE Arca, NASDAQ Stock Market, NASDAQ OMX BX, Inc. and NASDAQ OMX PHLX, Inc.. MLPF&S is also registered as a futures commission merchant and swap firm with the U.S. Commodity Futures Trading Commission ("CFTC") and is a member firm of the National Futures Association and other futures exchanges, including, but not limited to, the Chicago Mercantile Exchange ("CME") and the Chicago Board of Trade ("CBOT"). Certain products and services may be provided through affiliates. See Note 3 to the Consolidated Balance Sheet for further information.

The Company also provides securities clearing services for its own account and for unaffiliated broker-dealers through its Broadcort Division and through its largest subsidiary, Merrill Lynch Professional Clearing Corp. ("MLPCC"). MLPCC is involved in the prime brokerage business and is also a market maker in listed option contracts on various options exchanges. At the end of October 2014, MLPCC exited its listed options market making business.

The Company also provides discretionary and non-discretionary investment advisory services. These advisory services include the Merrill Lynch Consults® Service, the Personal Investment Advisory Program, the Merrill Lynch Mutual Fund Advisor® program, the Merrill Lynch Personal Advisor program, the Merrill Lynch Unified Managed Account program, and Merrill Lynch One. The Company provides financing to clients, including margin lending and other extensions of credit.

Through its retirement group, the Company provides a wide variety of investment and custodial services to individuals through Individual Retirement Accounts ("IRAs") and small business retirement programs. The Company also provides investment, administration, communications, and consulting services to corporations and their employees for their retirement programs, including 401(k), pension, profit-sharing and nonqualified deferred compensation plans.

The Company is a wholly-owned indirect subsidiary of Bank of America Corporation ("Bank of America" or the "Parent"). Prior to October 1, 2013, the Company was a wholly owned subsidiary of Merrill Lynch & Co., Inc ("ML & Co."), which was a wholly-owned subsidiary of Bank of America. On October 1, 2013, Bank of America completed the merger of ML & Co. directly into Bank of America and assumed all of ML & Co.'s obligations.

On January 1, 2015, the Company's former direct parent, NB Holdings Corporation, contributed its 100% interest in the Company to BAC North America Holding Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Consolidated Balance Sheet includes the accounts of the Company and is presented in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Intercompany transactions and balances have been eliminated. The Consolidated Balance Sheet is presented in U.S. dollars.

Consolidation Accounting
The Consolidated Balance Sheet includes the accounts of the Company, whose subsidiaries are generally controlled through a majority voting interest or a controlling financial interest.

The Company determines whether it is required to consolidate an entity by first evaluating whether the entity qualifies as a voting rights entity ("VRE") or as a variable interest entity ("VIE").

VREs — VREs are defined to include entities that have both equity at risk that is sufficient to fund future operations and have equity investors that have a controlling financial interest in the entity through their equity investments. In accordance with Accounting Standards Codification ("ASC") 810, *Consolidation*, ("Consolidation Accounting"), the Company generally consolidates those VREs where it has the majority of the voting rights.

VIEs — Those entities that do not meet the VRE criteria are generally analyzed for consolidation as VIEs. A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. The Company is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. On a quarterly basis, the Company reassesses whether it has a controlling financial interest in and is the primary beneficiary of a VIE. The quarterly reassessment process considers whether the Company has acquired or divested the power to direct the activities of the VIE through changes in governing documents or other circumstances. The reassessment also considers whether the Company has acquired or disposed of a financial interest that could be significant to the VIE, or whether an interest in the VIE has become significant or is no longer significant. The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments. Changes in consolidation status are applied prospectively, with assets and liabilities of a newly consolidated VIE initially recorded at fair value.

Securitization Activities
In the normal course of business, the Company securitizes pools of residential mortgage-backed securities; municipal, and corporate bonds; and other types of financial assets. The Company may retain interests in the securitized financial assets by holding notes or other debt instruments issued by the securitization vehicle. In accordance with ASC 860, *Transfers and Servicing* ("Financial Transfers and Servicing Accounting"), the Company recognizes transfers of financial assets where it relinquishes control as sales to the extent of cash and any other proceeds received.

The Company may also transfer financial assets into municipal bond or resecuritization trusts. The Company consolidates a municipal bond or resecuritization trust if it has control over the ongoing activities of the trust such as the remarketing of the trust's liabilities or, if there are no ongoing activities, sole discretion over the design of the trust, including the identification of securities to be transferred in and the structure of securities to be issued, and also retains securities or has liquidity or other commitments, if applicable that could

potentially be significant to the trust. The Company does not consolidate a municipal bond or resecuritization trust if one or a limited number of third party investors share responsibility for the design of the trust or have control over the significant activities of the trust through liquidation or other substantive rights.

The Company consolidates other VIEs if it has control over the initial design of the vehicle or manages the assets in the vehicle and also absorbs potentially significant gains or losses through an investment in the vehicle, derivative contracts or other arrangements. The Company does not consolidate a VIE if a single investor controlled the initial design of the vehicle or manages the assets in the vehicles or if the Company does not have a variable interest that could potentially be significant to the vehicle.

Use of Estimates

In presenting the Consolidated Balance Sheet, management makes estimates including the following:

- Valuations of assets and liabilities requiring fair value estimates;

- The ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions;

- The carrying amount of goodwill and intangible assets;

- The amortization period of intangible assets with definite lives;

- The outcome of pending litigation;

- Determination of whether VIEs should be consolidated;

- Incentive-based compensation accruals and valuation of share-based payment compensation arrangements; and

- Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet, and it is possible that such changes could occur in the near term. A discussion of certain areas in which estimates are a significant component of the amounts reported in the Consolidated Balance Sheet follows:

Fair Value Measurement
The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature that requires an entity to base fair value on an exit price, including ASC 815, *Derivatives and Hedging,* ("Derivatives Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments – Recognition,* ("fair value option election"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide"). ASC 820, *Fair Value Measurements and Disclosures,* ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

In determining fair value of financial assets and financial liabilities, the Company considers the credit risk of its counterparties, as well as its own creditworthiness. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for

counterparty creditworthiness and the resultant credit valuation adjustment ("CVA") is incorporated into the fair value of the financial assets.

Fair Value Accounting also requires that the Company consider its own creditworthiness when determining the fair value of certain instruments, including OTC derivative instruments (i.e., debit valuation adjustment or "DVA"). The impact of the Company's DVA is incorporated into the fair value of instruments such as OTC derivatives contracts.

In 2014, the Company adopted a funding valuation adjustment ("FVA") into valuation estimates primarily to include funding costs on uncollateralized derivatives and derivatives where the Company is not permitted to use the collateral it receives. The Company calculated this valuation adjustment based on modeled expected exposure profiles discounted for the funding risk premium inherent in these derivatives. FVA related to derivative assets and liabilities is the effect of funding costs on the fair value of these derivatives. As of December 31, 2014, the impact of FVA was not material to the Company.

Legal Reserves
The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management, with input from any outside counsel handling the matter. Refer to Note 13 for further information.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with ASC 740 *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may consider various sources of evidence in assessing the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax allocation agreement. Included within the Company's net deferred tax assets are carryforward amounts generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these deferred tax assets are more-likely-than-not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company and Bank of America, which is relevant due to the intercompany tax allocation agreement. For this purpose, future taxable income was projected based on forecasts, historical earnings after adjusting for past market disruptions and the anticipated impact of the differences between pre-tax earnings and taxable income.

The Company recognizes and measures its unrecognized tax benefits ("UTB") in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's intercompany tax allocation agreement, any new or subsequent change in an unrecognized tax benefit related

to Bank of America's state consolidated, combined or unitary return in which the Company is a member will generally not be reflected in the Company's Consolidated Balance Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected in the Company's Consolidated Balance Sheet.

Under the intercompany tax allocation agreement, tax benefits associated with NOLs (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns. See Note 16 to the Consolidated Balance Sheet for further discussion of income taxes.

Goodwill and Intangible Assets
Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for impairment on an annual basis, or when events or circumstances indicate a potential impairment at the reporting unit level in accordance with ASC 350, *Intangibles-Goodwill and Other* ("Goodwill and Intangibles Assets Accounting"). The goodwill impairment test is a two-step test. The first step of the goodwill impairment test involves comparing the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired. If the fair value is less than the carrying value, the second step must be performed to determine the amount of impairment, if any.

Intangible assets with definite lives at December 31, 2014 consisted primarily of value assigned to acquire customer relationships. Intangible assets with definite lives are tested for impairment in accordance with ASC 360, *Property, Plant and Equipment* whenever certain conditions exist which would indicate the carrying amounts of such assets may not be recoverable. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Intangible assets with definite lives are amortized over their respective estimated useful lives. Intangible assets with indefinite lives consist of the Company's proportion of the value assigned to the Merrill Lynch brand and are tested for impairment in accordance with Goodwill and Intangible Assets Accounting. Intangible assets with indefinite lives are not amortized.

The Company makes certain complex judgments with respect to its goodwill and intangible assets, including assumptions and estimates used to determine fair value and evaluate impairment. The Company also makes assumptions and estimates in determining the useful lives of its intangible assets with definite lives. Refer to Note 9 for further information.

Balance Sheet Captions
The following are descriptions related to specific balance sheet captions.

Cash and Cash Equivalents
The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations
The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the SEC and the CFTC in the U.S., to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations and exchanges at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amount recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the Consolidated Balance Sheet approximates fair value. For purposes of the fair value hierarchy, cash is classified as Level 1 and securities segregated for regulatory purposes or deposited with clearing organizations are classified as Level 1 and Level 2.

Securities Financing Transactions
The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers and earn interest rate spreads (also referred to as "matched-book" transactions), obtain securities for settlement and finance inventory positions. Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest or at fair value under the fair value option election.

Resale and repurchase agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency. For further information refer to Note 5.

Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments and/or variable interest rates or to credit risk because the resale and repurchase agreements are substantially collateralized. For purposes of the fair value hierarchy these transactions are classified as Level 2.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934. At December 31, 2014, approximately $5 billion of such securities had been segregated in special reserve accounts as required by Rule 15c3-3.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. The carrying value of securities borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized. For the purposes of the fair value hierarchy these transactions are classified as Level 2.

For securities financing transactions, the Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is generally valued daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate. Securities financing agreements give rise to negligible credit risk as a result of these collateral provisions, and no allowance for loan losses is considered necessary.

Typically, a significant majority of securities financing activities are transacted under legally enforceable master agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale transactions with the same counterparty on the Consolidated Balance Sheet

where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

All Company-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet carried at fair value, representing the securities received (*Securities received as collateral*), and a liability, representing the obligation to return those securities (*Obligations to return securities received as collateral*). The amounts on the Consolidated Balance Sheet result from non-cash transactions.

Trading Assets and Liabilities
The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; commodities trading and futures brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (e.g., securities) and derivative instruments. See Note 6 for additional information on derivative instruments. Included in trading assets at December 31, 2014 were approximately $5 billion of securities that had been segregated in special reserve accounts as required by Rule 15c3-3 under the Securities Exchange Act of 1934.

Trading assets and liabilities are generally recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Derivatives
A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodity prices or credit spreads. Derivatives include futures, forwards, swaps, option contracts and other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). All derivatives are accounted for at fair value. Refer to Note 6 for further information.

Receivables and Payables from/to Affiliates
The Company enters into securities financing transactions to finance inventory positions and obtain securities for settlement and engages in trading activities with affiliated companies. Such trading activities include providing securities brokerage, dealing, financing and underwriting services to affiliated companies. The Company also clears certain derivative transactions and provides loan syndication, loan trading and investment advisory services to affiliate companies. See Note 3 to the Consolidated Balance Sheet for further information.

Other Receivables and Payables
Customers
Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. For purposes of the fair value hierarchy, customer receivables and payables are primarily classified as Level 2. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Customer receivables and broker dealer receivables include margin loan transactions where the Company will typically make a loan to a customer to finance the customer's purchase of securities. These transactions are conducted through margin accounts. In these transactions the customer is required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are only required in rare circumstances.

Brokers and Dealers
Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Brokers and dealers receivables and payables additionally include amounts related to futures contracts transacted on behalf of customers and clearing organizations as well as net receivables or net payables arising from unsettled trades. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value. For purposes of the fair value hierarchy, brokers and dealers receivables and payables are primarily classified as Level 2.

Compensation and Benefits
Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Interest and Other
Interest and other receivables include interest receivable on corporate and governmental obligations, customer or other receivables, and stock-borrowed transactions. Also included are receivables from income taxes, underwriting and advisory fees, commissions and fees, and other receivables. Interest and other payables include interest payable for stock-loaned transactions. Also included are amounts payable for income taxes, dividends, other reserves, and other payables.

Equipment and Facilities
Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by Bank of America based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Other Assets
Other assets consist primarily of deferred tax assets, prepaid pension expense, which is allocated to the Company by the Parent related to the excess of the fair value of pension assets over the related pension obligation, other prepaid expenses, deferred deal related expenses and other deferred charges.

Short-Term Borrowings
Short-term borrowings relate to short term debt issued by consolidated municipal bond trusts and are carried at fair value under the fair value option election.

Subordinated Borrowings
The Company's funding needs are generally met by and dependent upon loans principally obtained from the Parent and repurchase agreements. Refer to Note 11 for further information.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange.

New Accounting Pronouncements
In August 2014, the Financial Accounting Standard Board ("FASB") issued new accounting guidance on Consolidation (ASC 810), *Measuring the Financial Assets and Financial Liabilities of a Consolidated Collateralized Financing Entity (CFE)*. The new guidance allows for an alternative to ASC 820, *Fair Value Measurements and Disclosures*, to measure the financial assets and financial liabilities of a consolidated CFE using the fair value of either the financial assets or financial liabilities, whichever is more observable. This alternative is available for CFEs where the financial assets and financial liabilities are carried at fair value. The new guidance also prescribes additional disclosures and is effective beginning January 1, 2016 with early adoption permitted. The Company does not expect this guidance to have a material impact on its Consolidated Balance Sheet.

In June 2014, the FASB issued new accounting guidance on accounting and disclosure of repurchase-to-maturity ("RTM") transactions and repurchase financings ("repos"). Under this new accounting guidance, RTMs will be accounted for as secured borrowings rather than sales of an asset, and transfers of financial assets with a contemporaneous repo will no longer be evaluated to determine whether they should be accounted for on a combined basis as forward contracts. The new guidance also prescribes additional disclosures, particularly on the nature of collateral pledged in repos accounted for as secured borrowings. The new guidance is effective beginning on January 1, 2015. This new guidance will not have a material impact on the Company's Consolidated Balance Sheet.

3. Related Party Transactions

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also provides securities brokerage, dealing, financing and underwriting and investment advisory services to affiliated companies. Further, the Company contracts a variety of services from Bank of America and certain affiliated companies including accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services.

The Company clears certain securities transactions through or for other affiliated companies on both a fully-disclosed and non-disclosed basis.

Certain financial advisors are offered cash upfront in the form of an interest-bearing loan. Financial advisors who receive this loan also receive a monthly service incentive payment that equates to the principal and interest due on the loan for as long as they remain with the Company during the loan term. The outstanding loan balance will become due if employment is terminated before the vesting period. As of December 31, 2014, the Company had loans outstanding from financial advisors of $927 million, which are included in *Interest and other receivables* on the Consolidated Balance Sheet.

Receivables from affiliated companies are comprised of:

(dollars in millions)		
Receivables under resale agreements	$	9,006
Receivables under securities borrowed transactions		5,375
Cash and securities segregated for regulatory purposes		4,936
Cash and cash equivalents		658
Brokers and dealers		1,163
Trading assets, including derivatives of $123		739
Securities Received as Collateral		142
Customers		33
Other		147
Total	$	22,199

Payables to affiliated companies are comprised of:

(dollars in millions)		
Payables under securities loaned transactions	$	17,082
Customers		5,219
Brokers and dealers		5,213
Due to Bank of America, net		6,008
Payables under repurchase agreements		2,806
Obligation to return securities received as collateral		142
Trading Liabilities (derivatives)		92
Other		313
Total	$	36,875

The Company has established the following unsecured borrowing agreements with Bank of America in the normal course of business:

- MLPF&S: A $35 billion committed six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2015 and may automatically be extended semi-annually to the succeeding February 1st unless Bank of America provides written notice not to extend. At December 31, 2014, approximately $8.4 billion was outstanding on the line of credit.

- MLPCC: A $5 billion unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2015 and may automatically be extended semi-annually to the succeeding February 1st unless Bank of America provides written notice not to extend. At December 31, 2014, approximately $115 million was outstanding on the line of credit.

Additionally, the subsidiaries of MLPF&S engage in lending transactions with Bank of America in the normal course of business. As of December 31, 2014 the subsidiaries of MLPF&S had a net balance of $2.5 billion due from Bank of America.

Refer to Note 11 for information on subordinated borrowings between the Company and the Parent.

4. Trading Activities

The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; and financing and underwriting services to both affiliated companies and third party clients.

Trading Risk Management

Trading activities subject the Company to market and credit risks. These risks are managed in accordance with Bank of America's established risk management policies and procedures. Bank of America's risk management structure as applicable to the Company is described below.

A subcommittee ("GM subcommittee") has been designated by the Management Risk Committee ("MRC") as the primary risk governance authority for global markets risk management, including trading risk management. The GM subcommittee's focus is to take a forward-looking view of the primary credit, market and operational risks impacting Bank of America's Global Markets business (which includes the Company's sales and trading business) and prioritize those that need a proactive risk mitigation strategy.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries, Bank of America has in place a Subsidiary Governance Policy, to which the Company complies. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting, and risk management practices for Bank of America's subsidiaries.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, and related risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Liquidity Risk

Liquidity Risk is defined as the potential inability to meet contractual and contingent financial obligations, on- or off- balance sheet, as they come due. The Company maintains excess liquidity, typically in the form of unencumbered U.S. Government securities and U.S. Government agency securities. In addition, the Company is supported through borrowing arrangements with the Parent.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Foreign Exchange Risk

Foreign exchange risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments and future cash flows denominated in currencies other than the U.S. dollar. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the client needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency swap initially

exchange principal amounts in two currencies, agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Credit Spread Risk

Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality (e.g., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative). Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section.

Counterparty Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads is discussed above.

The Company has established policies and procedures for mitigating counterparty credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, purchasing credit protection, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Derivatives Default Risk

The Company's trading derivatives consist of derivatives provided to customers and affiliates and derivatives entered into for trading strategies or risk management purposes. Default risk exposure varies by type of derivative. Default risk on derivatives can occur for the full notional amount of the trade where a final exchange of principal takes place, as may be the case for currency swaps. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of loss is generally limited to a one-day net positive change in fair value. Generally such receivables and payables are recorded in customers' receivables and payables on the Consolidated Balance Sheet. Option contracts can be exchange-traded or OTC. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and typically do not

14

subject the Company to default risk except under circumstances where the option premium is being financed or in cases where the Company is required to post collateral. Refer to Note 6 for further information on credit risk management related to derivatives.

Concentrations of Credit Risk

The Company's exposure to credit risk (both default and credit spread) associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2014, the Company had exposure to the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily includes trading asset positions in instruments issued or guaranteed by the U.S. Government and its agencies, amounted to $48.3 billion at December 31, 2014. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements and securities borrowed transactions at December 31, 2014 totaled $84.9 billion, of which $1.3 billion was from affiliated companies.

Industry Concentration Risk

The Company's significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities.

5.   Fair Value Accounting

Fair Value Hierarchy

In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1.   Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange traded derivatives, and U.S. Government securities).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets (examples include restricted stock and U.S. agency securities);

b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which can trade infrequently);

c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage-related assets, including securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's view about the assumptions a market participant would use in pricing the asset or liability (examples include certain private equity investments, certain residential and commercial mortgage-related assets, and long-dated or complex derivatives).

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Level 1 and 2) and unobservable (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability or significance of valuation inputs may result in a reclassification for certain financial assets or liabilities.

Valuation Processes and Techniques
The Company has various processes and controls in place to ensure that its fair value measurements are reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models by personnel who are independent of the front office and periodic re-assessments to ensure that models are continuing to perform as designed. A price verification group, which is also independent of the front office, utilizes available market information including executed trades, market prices and market observable valuation model inputs to ensure that fair values are reasonably estimated. The Company executes due diligence procedures over third party pricing service providers in order to support their use in the valuation process. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2014, there were no changes to the Company's valuation techniques that had a material impact on its Consolidated Balance Sheet.

The following outlines the valuation methodologies for the Company's material categories of assets and liabilities:

U.S. Government and agencies

U.S. Treasury securities: U.S. Treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

U.S. agency securities: U.S. agency securities are comprised of two main categories, consisting of agency issued debt and mortgage pass-throughs. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Generally, the fair value of mortgage pass-throughs is based on market prices of comparable securities. Agency issued debt securities and mortgage pass-throughs are generally classified as Level 2 in the fair value hierarchy.

Municipal debt

Municipal bonds: The fair value of municipal bonds is calculated using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. The majority of these bonds are classified as Level 2 in the fair value hierarchy.

Auction Rate Securities ("ARS"): The Company holds investments in municipal ARS. Municipal ARS are issued by states and municipalities for a wide variety of purposes, including but not limited to healthcare, industrial development, education and transportation infrastructure. The fair value of the municipal ARS is calculated based upon duration and spread assumptions. Recent trades and issuer tenders are considered in the valuations. The majority of municipal ARS are classified as Level 2 in the fair value hierarchy.

Corporate debt

Corporate bonds: Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. The most recent observable trade price is given highest priority as the valuation benchmark based on an evaluation of transaction date, size, frequency, and bid-offer. This price may be adjusted by bond or credit default swap spread movement. When credit default swap spreads are referenced, cash-to-synthetic basis magnitude and movement as well as maturity matching are incorporated into the value. When neither external quotes nor a recent trade is available, the bonds are valued using a discounted cash flow approach based on risk parameters of comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. The majority of corporate bonds are classified as Level 2 in the fair value hierarchy.

Mortgages, mortgage-backed and asset-backed

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS"), and other Asset-Backed Securities ("ABS"): RMBS, CMBS and other ABS are valued based on observable price or credit spreads for the particular security, or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral.

RMBS, CMBS and other ABS are classified as Level 3 in the fair value hierarchy if external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs, otherwise, they are classified as Level 2 in the fair value hierarchy.

Margin Loans
For certain long-term fixed-rate margin loans within customer receivables that are hedged with derivatives, the Company has elected the fair value option. These loans are collateralized by a portfolio of convertible and corporate bonds. For the purpose of the fair value hierarchy classification, these loans are classified as Level 3. Fair value is estimated based on the use of benchmarks related to the underlying collateral.

Equities
Exchange-traded equity securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. These securities are classified as either Level 1 or Level 2 in the fair value hierarchy, primarily based on the exchange on which they are traded.

Convertible debentures: Convertible debentures are valued based on observable trades and/or external quotes, depending on availability. When neither observable trades nor external quotes are available, the instruments may be valued based on comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. Convertible debentures are generally classified as Level 2 in the fair value hierarchy.

Derivative contracts
Listed Derivative Contracts: Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and are classified as Level 1 in the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally classified as Level 2 in the fair value hierarchy.

OTC Derivative Contracts: OTC derivative contracts include forwards, swaps and options related to interest rate, foreign currency, credit, equity or commodity underlyings.

The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that utilize multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs is actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. When third-party pricing services are used, the methods and assumptions are reviewed by the Company. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available, or are unobservable, in which case, quantitative-based extrapolations of rate, price or index scenarios are used in determining fair values. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate. In addition, the Company incorporates within its fair value measurements of OTC derivatives a valuation adjustment to reflect the credit risk associated with the net position. Positions are netted by counterparty, and fair value for net long exposures is adjusted for counterparty credit risk while the fair value for net short exposures is adjusted for the Company's own credit risk. The Company also incorporates FVA within its fair value measurements to include funding costs on uncollateralized derivatives and derivatives where the Company is not permitted to use the collateral it receives. An estimate of severity of loss is also used in the determination of fair value, primarily based on market data. The majority of OTC derivative contracts are classified as Level 2 in the fair value hierarchy.

OTC derivative contracts that do not have readily observable market based pricing parameters are classified as Level 3 in the fair value hierarchy. Examples of derivative contracts classified within Level 3 include contractual obligations that have tenures that extend beyond periods in which inputs to the model would be

observable, exotic derivatives with significant inputs into a valuation model that are less transparent in the market and certain credit default swaps ("CDS") referenced to mortgage-backed securities.

CDOs: The fair value of CDOs is derived from a referenced basket of CDS, the CDO's capital structure, and the default correlation, which is an input to a proprietary CDO valuation model. The underlying CDO portfolios typically contain investment grade as well as non-investment grade obligors. After adjusting for differences in risk profile, the correlation parameter for an actual transaction is estimated by benchmarking against observable standardized index tranches and other comparable transactions. CDOs are classified as either Level 2 or Level 3 in the fair value hierarchy.

Resale and repurchase agreements
The Company elected the fair value option for certain resale and repurchase agreements. For such agreements, the fair value is estimated using a discounted cash flow model which incorporates inputs such as interest rate yield curves and option volatility. Resale and repurchase agreements for which the fair value option has been elected are classified as Level 2 in the fair value hierarchy.

Short-term borrowings
Short-term borrowings represent floating rate certificates of consolidated municipal bond trusts that can be tendered by the certificate holders at par with as little as seven days notice. These certificates predominantly carry interest rates that reset on a weekly basis. Due to the short-term nature and given the embedded put feature, these instruments are marked at par. Short-term borrowings are classified as Level 2 in the fair value hierarchy.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to Consolidated Balance Sheet
December 31, 2014

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

(dollars in millions)

| | Fair Value Measurements on a Recurring Basis | | | | |
	Level 1	Level 2	Level 3	Netting Adj (1)	Total
Assets:					
Securities segregated for regulatory purposes or deposited with clearing organizations:					
U.S. Government and agencies	$ 8,236	$ 2,184	$ -	$ -	$ 10,420
Total securities segregated for regulatory purposes or deposited with clearing organizations	8,236	2,184	-	-	10,420
Receivables under Resale Agreements	-	27,022	-	-	27,022
Receivables under Securities Borrowed Transactions	-	122	-	-	122
Trading assets, excluding derivative contracts:					
U.S. Government and agencies	22,855	14,977	-	-	37,832
Equities and convertible debentures	14,422	421	38	-	14,881
Corporate debt	-	4,878	590	-	5,468
Municipals, money markets and other	-	4,908	163	-	5,071
Mortgages, mortgage-backed and asset-backed	-	3,717	1,484	-	5,201
Preferred stock	-	193	145	-	338
Total trading assets, excluding derivative contracts	37,277	29,094	2,420	-	68,791
Derivative contracts	2,944	667	11	(2,981)	641
Securities received as collateral	8,032	-	-	-	8,032
Customer receivables	-	-	269	-	269
Other assets	4	-	3	-	7
Receivables from affiliated companies [2]	142	6,728	231	(6,220)	881
Liabilities:					
Payables under repurchase agreements	-	199	-	-	199
Trading liabilities, excluding derivative contracts:					
U.S. Government and agencies	16,576	239	-	-	16,815
Equities and convertible debentures	6,576	53	-	-	6,629
Corporate debt	-	2,959	-	-	2,959
Preferred stock	-	33	-	-	33
Mortgages, mortgage-backed, and asset-backed and other	-	9	36	-	45
Total trading liabilities, excluding derivative contracts	23,152	3,293	36	-	26,481
Derivative contracts	2,683	752	54	(2,981)	508
Obligation to return securities received as collateral	9,514	-	-	-	9,514
Short-term borrowings	-	492	-	-	492
Other payables	-	613	-	-	613
Payables to affiliated companies [2]	142	6,098	536	(6,464)	312

(1) Represents counterparty and cash collateral netting.

(2) Receivables from affiliated companies and Payables to affiliated companies consist of trading assets, trading liabilities, payables under repurchase agreements, derivative contracts, securities received as collateral, and obligation to return securities received as collateral.

There were no transfers between Level 1 and Level 2 assets and liabilities for the year ended December 31, 2014.

Level 3 Significant Inputs

The following table presents information about significant unobservable inputs related to material components of the Company's Level 3 financial assets as of December 31, 2014:

Quantitative Information about Level 3 Fair Value Measurements

(dollars in millions)

Financial Instrument	Fair Value	Inputs			
		Valuation Techniques	Significant Unobservable Inputs	Ranges of Inputs	Weighted Average
Instruments backed by residential real estate assets	$ 337		Yield	0% to 25%	11%
			Prepayment speed	6% to 35% CPR	20%
Trading assets - Mortgages, mortgage-			Default Rate	4% CDR	n/m
backed and asset-backed	337	Discounted cash flow	Loss severity	100%	n/m
Instruments backed by commercial real estate assets	$ 219				
Trading assets - Mortgages, mortgage-					
backed and asset-backed	219	Discounted cash flow	Yield	0% to 25%	9%
Corporate loans, debt securities and other	$ 1,787				
Trading assets - Corporate Debt	590		Yield	1% to 40%	8%
Trading assets - Mortgages, mortgage-		Discounted cash flow	Prepayment speed	5% to 30%	20%
backed and asset-backed	928				
		Market Comparables	Enterprise Value/ EBITDA multiple	6x to 7x	7x
Customer Receivables	269				
			Loss Severity	25% to 40%	35%
			Default rates	1% to 5%	4%
			Price	$1 to $107	$94
Equity Derivatives	$ 536				
		Industry Standard Derivative Pricing [1]	Equity Correlation	20% to 98%	65%
Payables to affiliated companies	536		Long-dated volatilities	6% to 69%	24%

[1] Includes models such as Monte Carlo simulation and Black-Scholes.

n/m: Not meaningful

CPR = Constant Prepayment Rate
CDR = Constant Default Rate

In the table above, instruments backed by residential and commercial real estate assets include RMBS, CMBS and mortgage CDOs. Corporate loans, debt securities and other include corporate CLOs and CDOs, corporate bonds, securities backed by non-real estate assets and long-term fixed-rate margin loans for which the fair value option has been elected.

The Company uses multiple market approaches in valuing certain of its Level 3 financial instruments. For example, market comparables and discounted cash flows are used together. For a given product, such as corporate debt securities, market comparables may be used to estimate some of the unobservable inputs and

then these inputs are incorporated into a discounted cash flow model. Therefore, the balances disclosed encompass both of these techniques.

The level of aggregation and diversity within the products disclosed in the table above results in certain ranges of inputs being wide and unevenly distributed across asset and liability categories. At December 31, 2014, weighted averages are disclosed for material securities and derivative contracts.

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs
For instruments backed by residential real estate assets, commercial real estate assets and corporate loans, debt securities and other, a significant increase in market yields, default rates or loss severities would result in a significantly lower fair value for long positions. Short positions would be impacted in a directionally opposite way. The impact of changes in prepayment speeds would have differing impacts depending on the seniority of the instrument and, in the case of CLOs, whether prepayments can be reinvested.

For equity derivatives, a significant change in correlation inputs (e.g., the degree of correlation between an equity security and an index) would result in a significant impact to the fair value; however, the magnitude and direction of the impact depends on whether the Company is long or short the exposure.

Fair Value Option Election
The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The fair value option election is permitted on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. As discussed above, certain of the Company's financial instruments are required to be accounted for at fair value under Derivatives Accounting, as well as industry level guidance. For certain financial instruments that are not accounted for at fair value under other applicable accounting guidance, the fair value option election has been made.

The Company elected the fair value option for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflect the magnitude of the interest rate risk. The majority of resale and repurchase agreements collateralized by U.S. Government securities were excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions.

The Company elected the fair value option for certain long-term fixed rate margin loans that are hedged with derivatives.

The Company elected the fair value option for borrowings issued by consolidated municipal bond trusts where the assets are also carried at fair value.

For the year ended December 31, 2014, the difference between fair value and the aggregate contractual principal amount of receivables under resale agreements (with third parties), fixed-rate margin loans and payables under repurchase agreements (with third parties and affiliates) for which the fair value option has been elected was not material to the Consolidated Balance Sheet.

6. **Derivatives**

Derivatives Accounting establishes accounting and reporting standards for derivative instruments. Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The fair value of all derivatives and associated cash collateral is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where the Company believes a

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to Consolidated Balance Sheet
December 31, 2014

legal right of offset exists under an enforceable master netting agreement. All derivatives are reported on the Consolidated Balance Sheet as trading assets and liabilities. The Company enters into derivatives to facilitate client transactions, for trading and financing purposes, and to manage risk exposures arising from trading assets and liabilities.

Derivative Balances by Primary Risk

Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk that is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining and netting arrangements. For disclosure purposes below, the primary risk of a derivative is largely determined by the business that is engaging in the derivative activity. For instance, a derivative that is initiated by an equities derivative business will generally have equity price risk as its primary underlying market risk and is classified as such for the purposes of this disclosure, despite the fact that there may be other market risks that affect the value of the instrument.

The following table identifies the primary risk for derivative instruments at December 31, 2014. The primary risk balances are presented on a gross basis, prior to the application of the impact of counterparty and cash collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by the cash collateral received or paid.

(dollars in millions)

	Contract/ Notional	Derivative Assets Total[1]	Contract/ Notional	Derivative Liabilities Total[1]
Interest rate contracts	$ 131,268	$ 539	$ 189,632	$ 856
Equity contracts	162,459	9,085	143,005	8,884
Credit derivatives				
Purchased protection	661	193	4,262	183
Written protection	3,255	148	667	122
Total gross derivative asset/liabilities	$ 297,643	$ 9,965	$ 337,566	$ 10,045
Less: Legally enforceable master netting agreements	-	(8,105)	-	(8,105)
Less: Cash collateral received/paid	-	(1,096)	-	(1,340)
Total derivative assets and liabilities	$ 297,643	$ 764	$ 337,566	$ 600

(1) The amounts in the table above include both third party and affiliate trading derivatives. At December 31, 2014, the Company had gross derivative assets with affiliates of $6.3 billion (notional of $106.2 billion), legally enforceable netting with affiliates of $5.1 billion, and cash collateral received from affiliates of $1.1 billion. At December 31, 2014, the Company had gross derivative liabilities with affiliates of $6.6 billion (notional of $148.4 billion), legally enforceable netting with affiliates of $5.1 billion, and cash collateral paid to affiliates of $1.3 billion.

Offsetting of Derivatives

The Company enters into International Swaps and Derivatives Association, Inc. ("ISDA") master netting agreements or similar agreements with substantially all of its derivative counterparties. Where legally enforceable, these master netting agreements give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Balance Sheet, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table presents derivative instruments included in derivative trading assets and liabilities on the Company's Consolidated Balance Sheet at December 31, 2014 by primary risk (e.g., interest rate risk) and the platform, where applicable, on which these derivatives are transacted. Exchange-traded derivatives include listed options transacted on an exchange. Over-the-counter derivatives include bilateral transactions between the Company and a particular counterparty.

Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total gross derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by the cash collateral received or paid.

Other gross derivative assets and liabilities in the table represent derivatives entered into under master netting agreements where uncertainty exists as to the enforceability of these agreements under bankruptcy laws in some countries or industries and, accordingly, receivables and payables with counterparties in these countries or industries are reported on a gross basis.

For information on the offsetting of securities financing agreements, see Note 7.

Offsetting of Derivatives
(dollars in millions)

	December 31, 2014	
	Trading Assets - Derivative Contracts	Trading Liabilities - Derivative Contracts
Interest rate contracts		
Over-the-counter	$ 112	$ 413
Equity contracts		
Over-the-counter	5,873	5,870
Exchange-traded	3,193	2,968
Credit contracts		
Over-the-counter	340	305
Gross derivative assets/liabilities, before netting		
Over-the-counter	$ 6,325	$ 6,588
Exchange-traded	3,193	2,968
Less: Legally enforceable master netting agreements	(8,105)	(8,105)
Less: Cash collateral received/paid	(1,096)	(1,340)
Derivative assets/liabilities, after netting	317	111
Other gross derivative assets/liabilities	447	489
Total net derivative assets/liabilities	$ 764	$ 600

Credit Derivatives

The Company enters into credit derivatives primarily to facilitate client transactions and to manage credit risk exposures. Credit derivatives derive value based on an underlying third party referenced obligation or a portfolio of referenced obligations. The Company is both a seller and a buyer of credit protection. A seller of credit protection is required to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under their credit obligations, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company as a seller of credit

protection may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

Credit derivatives where the Company is the seller of credit protection are summarized below. These instruments are classified as investment and non-investment grade based on the credit quality of the underlying referenced obligation. The Company considers ratings of BBB- or higher as investment grade. Non-investment grade includes non-rated credit derivative instruments. The Company discloses internal categorizations of investment grade and non-investment grade consistent with how risk is managed for these investments.

(dollars in millions)

	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value[1]
Derivative Contracts:						
Credit derivatives:						
Investment grade[2]	$ 1,375	$ 100	$ 125	$ 1,150	$ -	$ -
Non-investment grade[2]	2,547	7	71	1,774	695	122
Total credit derivatives	$ 3,922	$ 107	$ 196	$ 2,924	$ 695	$ 122
Credit related notes:						
Investment grade[2]	$ 242	$ -	$ 10	$ 14	$ 218	$ 242
Non-investment grade[2]	1,372	2	28	83	1,259	1,372
Total credit related notes	$ 1,614	$ 2	$ 38	$ 97	$ 1,477	$ 1,614
Total derivative contracts	$ 5,536	$ 109	$ 234	$ 3,021	$ 2,172	$ 1,736

(1) Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

(2) Refers to the creditworthiness of the underlying reference obligations.

For most credit derivatives, the notional value represents the maximum amount payable by the Company as a seller of credit protection. However, the Company does not monitor its exposure to credit derivatives based solely on notional amount because this measure does not take into consideration the probability of occurrence. As such, the notional amount is not a reliable indicator of the Company's exposure to these contracts. Instead, a risk framework is used to define risk tolerances and establish limits to help to ensure that certain credit risk-related losses occur within acceptable, predefined limits.

The Company manages its market risk exposure to credit derivatives by entering into a variety of offsetting derivative contracts and security positions. For example, in certain instances, the Company purchases credit protection with identical underlying referenced names to offset its exposure. At December 31, 2014, the notional value and carrying value of credit protection purchased and credit protection sold by the Company with identical underlying referenced names was:

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to Consolidated Balance Sheet
December 31, 2014

(dollars in millions)

	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value [1]
Credit derivatives sold	$ 3,484	$ 100	$ 154	$ 2,895	$ 335	$ 109
Credit derivatives purchased	4,087	100	179	3,365	443	162

(1) Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

Credit Related Notes
Credit related notes in the table above include investments in securities issued by CDO vehicles. These instruments are classified as trading assets. Most of the entities that issue these instruments have either the ability to enter into, or have entered into, credit derivatives.

The carrying value of these instruments equals the Company's maximum exposure to loss. The Company is not obligated to make any payments to the entities under the terms of the securities owned.

Credit Risk Management of Derivatives
The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, the right to call for third party guarantees, and the purchase of credit default protection.

The Company enters into ISDA master netting agreements or similar agreements with substantially all of its derivative counterparties. Netting agreements are generally negotiated bilaterally and can require complex terms. While the Company makes reasonable efforts to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt, and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

7. Securities Financing Transactions

The Company enters into securities financing transactions to meet customers' needs and to earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions.

Under these transactions, the Company either receives or provides collateral, including U.S. Government and agency securities, asset-backed, corporate debt, equity, and non-U.S. Government and agency securities. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received (e.g., use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions). At December 31, 2014, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $298.0 billion, of which $15.9 billion was received from affiliated companies. The fair value of securities received as collateral that had been sold or repledged was $227.6 billion, of which $23.0 billion have been sold or repledged to affiliated companies.

Additionally, the Company receives securities as collateral in connection with certain securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to Consolidated Balance Sheet
December 31, 2014

securities received, the Company reports the fair value of such securities received as collateral and the related obligation to return securities received as collateral in the Consolidated Balance Sheet. In certain instances, position netting may be applied to the securities received as collateral.

The Company pledges assets which are included in trading assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in *Trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been pledged to counterparties where those counterparties do not have the right to sell or repledge at December 31, 2014 are as follows:

(dollars in millions)

Trading asset category		
U.S. Government and agencies	$	17,155
Equities and convertible debentures		7,957
Corporate debt and preferred stock		2,570
Mortgages, mortgage-backed, and asset-backed securities		2,722
Municipals and money markets		619
Total	$	31,023

At December 31, 2014, securities loaned or pledged to affiliated companies that can be sold or repledged by the affiliated companies was $1.3 billion. Securities loaned or pledged where the affiliated companies do not have the right to sell or repledge was $377 million.

In certain cases, the Company has transferred assets to consolidated VIEs where those restricted assets serve as collateral for the interests issued by the VIEs. These assets, which are not included in the table above, are disclosed on the Consolidated Balance Sheet as Assets of Consolidated VIEs. These transactions are also described in Note 8.

Generally, when the Company transfers financial instruments that are not recorded as sales (i.e., secured borrowing transactions), the liability is recorded as either payables under repurchase agreements or payables under securities loaned transactions; however, in instances where the Company transfers financial assets to a consolidated VIE, the liabilities of the consolidated VIE will be reflected in short-term borrowings or other payables. In either case, at the time of transfer, the related liability is equal to the cash received in the transaction. In most cases the lenders in secured borrowing transactions have full recourse to the Company (i.e., recourse beyond the assets pledged).

Offsetting of Securities Financing Agreements

Substantially all repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets repurchase and resale transactions with the same counterparty on the Company's Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

A significant majority of securities borrowing and lending activities are transacted under legally enforceable master securities lending agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. In certain instances, the Company offsets securities borrowing and lending transactions with the same counterparty on the Company's Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to Consolidated Balance Sheet
December 31, 2014

The tables below present securities financing agreements included on the Company's Consolidated Balance Sheet at December 31, 2014. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. For information on the offsetting of derivatives, see Note 6.

The "Other" amount in the tables below relates to transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral. In these transactions, the Company recognizes an asset at fair value representing the securities received, which is recorded in *Securities received as collateral* on the Consolidated Balance Sheet, and a related liability representing the obligation to return those securities, which is recorded in *Obligations to return securities received as collateral* on the Consolidated Balance Sheet.

Gross assets and liabilities include activity where uncertainty exists as to the enforceability of certain master netting agreements under bankruptcy laws in some countries or industries and, accordingly, are reported on a gross basis.

The column entitled "Financial Instruments" in the tables below includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset in the Consolidated Balance Sheet but are shown as a reduction to the net balance sheet amount in the table to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is not certain is not included.

(dollars in millions)

	Assets									
	December 31, 2014									
	Gross Assets		Amounts Offset		Net Balance Sheet Amount		Financial Instruments		Net Asset	
Receivables under resale agreements	$	109,052	$	(53,119)	$	55,933	$	(49,424)	$	6,509
Receivables under securities borrowed transactions		61,093		-		61,093		(31,397)		29,696
Total	$	170,145	$	(53,119)	$	117,026	$	(80,821)	$	36,205

	Liabilities									
	December 31, 2014									
	Gross Liabilities		Amounts Offset		Net Balance Sheet Amount		Financial Instruments		Net Liability	
Payables under repurchase agreements	$	159,004	$	(53,119)	$	105,885	$	(84,677)	$	21,208
Payables under securities loaned transactions		5,122		-		5,122		(3,263)		1,859
Other		9,514		-		9,514		(9,514)		-
Total	$	173,640	$	(53,119)	$	120,521	$	(97,454)	$	23,067

8. Securitization and Other Variable Interest Entities

The Company utilizes VIEs in the ordinary course of business to support its own and its customers' financing and investing needs. The Company administers, structures or invests in VIEs including municipal bond trusts, repackaging vehicles and resecuritization vehicles, as described in more detail below.

The tables below present the assets and liabilities of consolidated and unconsolidated VIEs if the Company has continuing involvement with transferred assets or it otherwise has a variable interest in the VIE. The tables also present the Company's maximum exposure to loss resulting from its involvement with consolidated VIEs and unconsolidated VIEs in which the Company holds a variable interest as of

28

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to Consolidated Balance Sheet
December 31, 2014

December 31, 2014. The Company's maximum loss exposure is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Company's Consolidated Balance Sheet but also potential losses associated with off-balance sheet commitments such as unfunded liquidity commitments and other contractual arrangements, if applicable. The Company's maximum loss exposure does not include losses previously recognized.

Except as described below, the Company has not provided financial support to consolidated or unconsolidated VIEs that it was not contractually required to provide, nor does it intend to do so.

Municipal Bond Securitizations

The Company sponsors municipal bond trusts that hold highly-rated, long-term, fixed-rate municipal bonds, some of which are callable prior to maturity. The trusts obtain financing by issuing floating-rate trust certificates that reprice on a frequent basis to third party investors or affiliates. The Company may transfer assets into the trusts and may also serve as remarketing agent for the trusts. The floating-rate investors have the right to tender the certificates at specified dates. Should the Company be unable to remarket the tendered certificates, the Company declares a failed remarketing, and has no further obligation to purchase the certificates. The certificate holder tenders the securities to the Tender agent. The weighted average remaining life of bonds in the trusts at December 31, 2014 was 4.4 years. There were no material write-downs or downgrades of assets or issuers during 2014.

The following table summarizes certain information related to municipal bond trusts in which the Company holds a variable interest as of December 31, 2014.

(dollars in millions)

	Consolidated	Unconsolidated	Total
Maximum Loss Exposure	$ 582	$ 9	$ 591
On-balance sheet assets			
Trading assets	619	9	628
Total Assets	619	9	628
On-balance sheet liabilities			
Short-term borrowings	492	-	492
Payables to affiliated companies	37	-	37
Total Liabilities	529	-	529
Total assets of VIEs	$ 619	$ 29	$ 648

Other VIEs

The following table summarizes certain information related to other VIEs in which the Company holds a variable interest as of December 31, 2014, which primarily include resecuritization vehicles and repackaging vehicles.

(dollars in millions)

	Consolidated			Unconsolidated		
	Resecuritization	Other	Total	Resecuritization	Other	Total
Maximum Loss Exposure	$ 649	$ 3	$ 652	$ 811	$ 37	$ 848
On-balance sheet assets						
Trading assets	1,245	20	1,265	811	37	848
Other Assets	-	-	-	-	-	-
Total Assets	1,245	20	1,265	811	37	848
On-balance sheet liabilities						
Other Liabilities	596	17	613	-	-	-
Total Liabilities	596	17	613	-	-	-
Total assets of VIEs	$ 1,245	$ 20	$ 1,265	$ 13,173	$ 453	$ 13,626

29

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to Consolidated Balance Sheet
December 31, 2014

The Company transfers existing securities, typically MBS, into resecuritization vehicles at the request of customers seeking securities with specific characteristics. The Company may also resecuritize securities within its investment portfolio for purpose of improving liquidity and capital, and managing credit or interest rate risk. Generally, there are no significant ongoing activities performed in a resecuritization trust and no single investor has the unilateral ability to liquidate the trust.

The Company resecuritized $12.9 billion of securities during the year ended December 31, 2014.

Other VIEs primary include repackaging vehicles which are typically created on behalf of customers who wish to obtain market or credit exposure to a specific company or financial instrument. These vehicles hold debt instruments such as corporate bonds, convertible bonds or ABS with the desired credit risk profile. The Company enters into derivatives with the vehicles to change the interest rate or currency profile of the debt instruments.

The Company's maximum exposure to loss for unconsolidated VIEs is significantly less than the total assets in the table above because the Company typically has exposure to only a portion of the total assets.

9. Goodwill and Intangible Assets

Refer to Note 2 for the Company's accounting policies on goodwill and intangible assets.

Goodwill
Based on the annual impairment analysis, the Company determined that there was no impairment of goodwill as of the June 30, 2014 test date.

The carrying amount of goodwill was $3.8 billion at December 31, 2014.

Intangible Assets
Based on the annual impairment analysis, the Company determined that there was no impairment of the Merrill Lynch brand as of the June 30, 2014 test date.

The table below presents the gross carrying amount, accumulated amortization, and net carrying amounts of intangible assets as of December 31, 2014:

(dollars in millions)

Intangible Assets		
Definite Life [1]	Gross carrying amount	$ 2,261
	Accumulated amortization	(1,381)
	Net carrying amount	880
Indefinite Life [2]	Gross carrying amount	935
	Accumulated amortization	-
	Net carrying amount	935
Total	Gross carrying amount	3,196
	Accumulated amortization	(1,381)
	Net carrying amount	$ 1,815

(1) Represents value assigned to customer relationships.
(2) Represents value assigned to the Merrill Lynch brand.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to Consolidated Balance Sheet
December 31, 2014

10. Short-Term Borrowings

As of December 31, 2014, short-term borrowings include short-term debt issued by consolidated municipal bond trusts in the amount of $492 million. Refer to Note 8 for further information.

11. Subordinated Borrowings and Other Financing

At December 31, 2014, subordinated borrowings and credit committed under agreements with Bank of America consisted of the following:

(dollars in millions)

	Maturity	Amount Outstanding		Total Credit Facility	
MLPF&S with Bank of America					
Revolving Subordinated Line of Credit	May 23, 2016	$	6,220	$	12,000
Cash Equity Subordinated Agreement	May 23, 2017		5,858		5,858
MLPCC with Bank of America					
Revolving Subordinated Line of Credit	April 30, 2016		1,500		3,000
Total Subordinated Liabilities		$	13,578	$	20,858

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on one-month or three-month LIBOR plus a spread. The spread ranges from 75 basis points to 110 basis points. Each loan agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken prior to maturity date.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $658 million at December 31, 2014.

12. Stockholder's Equity

MLPF&S is authorized to issue 1,200 shares of $1.00 par value common stock. At December 31, 2014, there were 1,000 shares issued and outstanding.

MLPF&S is authorized to issue 1,000 shares of $1.00 par value preferred stock. At December 31, 2014, there were no preferred shares issued.

13. Commitments, Contingencies and Guarantees

Litigation and Regulatory Matters
In the ordinary course of business, the Company is routinely a defendant in or party to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. These actions and proceedings are generally based on alleged violations of securities, employment, contract and other laws. In some of these actions and proceedings, claims for substantial monetary damages are asserted against the Company.

In the ordinary course of business, the Company is also subject to regulatory and governmental examinations, information gathering requests, inquiries, investigations, and threatened legal actions and proceedings. The

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to Consolidated Balance Sheet
December 31, 2014

Company is a registered broker/dealer, investment advisor, futures commission merchant and swap firm and is subject to regulation by the SEC, FINRA, the CFTC, and the Chicago Board of Trade (part of the CME Group), and other federal and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation, regulatory and governmental matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation, regulatory and governmental matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. As a litigation, regulatory or governmental matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. If, at the time of evaluation, the loss contingency related to a litigation, regulatory or governmental matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the loss contingency related to a litigation, regulatory or governmental matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and record a corresponding amount of litigation-related expense. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

In some of the matters described below, loss contingencies are not both probable and estimable in the view of management, and accordingly, an accrued liability has not been established for those matters. Information is provided below regarding the nature of all these contingencies and, where specified, the amount of the claim associated with these loss contingencies. Based on current knowledge, management does not believe that loss contingencies arising from pending matters, including the matters described herein, will have a material adverse effect on the Company's consolidated financial position or liquidity. However, in light of the inherent uncertainties involved in these matters, some of which are beyond the Company's control, and the very large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Company's results of operations or cash flows for any particular reporting period.

Specific Litigation and Regulatory Matters

Ambac Litigation

On April 16, 2012, Ambac sued First Franklin Financial Corp., Bank of America, N.A., MLPF&S, Merrill Lynch Mortgage Lending, Inc. ("MLML"), and Merrill Lynch Mortgage Investors, Inc. in New York Supreme Court, New York County. Plaintiffs' claims relate to guaranty insurance Ambac provided on a First Franklin securitization (Franklin Mortgage Loan Trust, Series 2007-FFC). The securitization was sponsored by MLML, and certain certificates in the securitization were insured by Ambac. The complaint alleges that defendants breached representations and warranties concerning the origination of the underlying mortgage loans and asserts claims for fraudulent inducement, breach of contract and indemnification. The complaint alleges that Ambac has paid hundreds of millions of dollars in claims and has accrued and continues to accrue tens of millions of dollars of additional claims, and Ambac seeks as damages the total claims it has paid and its projected claim payment obligations, as well as specific performance of Defendants' contractual repurchase obligations.

On July 19, 2013, the court denied defendants' motion to dismiss Ambac's contract and fraud causes of action but granted dismissal of Ambac's indemnification cause of action. In addition, the court denied defendants' motion to dismiss Ambac's claims for attorneys' fees and punitive damages.

European Commission - Credit Default Swaps Antitrust Investigation

On July 1, 2013, the European Commission ("Commission") announced that it had addressed a Statement of Objections ("SO") to Banc of America Securities LLC ("BAS," which was merged into MLPF&S in 2009), Bank of America and a related entity (together, the "Bank of America Entities"); a number of other financial institutions; Markit Group Limited; and the ISDA (together, the "Parties"). The SO sets forth the Commission's preliminary conclusion that the Parties infringed EU competition law by participating in alleged collusion to prevent exchange trading of credit default swaps and futures. According to the SO, the conduct of the Bank of America Entities took place between August 2007 and April 2009. As part of the Commission's procedures, the Parties have been given the opportunity to review the evidence in the investigative file and present their response at a hearing. If the Commission is satisfied that its preliminary conclusions are proved, the Commission has stated that it intends to impose a fine and require appropriate remedial measures.

Mortgage-Backed Securities ("MBS") Litigation and Investigations

The Company and certain of its affiliates have been named as defendants in a number of cases relating to their various roles as issuer, originator, seller, depositor, sponsor, and/or underwriter in MBS offerings, pursuant to which the MBS investors were entitled to a portion of the cash flow from the underlying pools of mortgages. These cases generally include actions by individual MBS purchasers and governmental actions. Although the allegations vary by lawsuit, these cases generally allege that the registration statements, prospectuses and prospectus supplements for securities issued by securitization trusts contained material misrepresentations and omissions, in violation of the Securities Act of 1933 and/or state securities laws and other state statutory and common laws.

These cases generally involve allegations of false and misleading statements regarding (i) the process by which the properties that served as collateral for the mortgage loans underlying the MBS were appraised; (ii) the percentage of equity that mortgage borrowers had in their homes; (iii) the borrowers' ability to repay their mortgage loans; (iv) the underwriting practices by which those mortgage loans were originated; (v) the ratings given to the different tranches of MBS by rating agencies; and (vi) the validity of each issuing trusts' title to the mortgage loans comprising the pool for the securitization (collectively, "MBS Claims"). Plaintiffs in these cases generally seek unspecified compensatory damages, unspecified costs and legal fees and, in some instances, seek rescission.

AIG Litigation

On July 15, 2014, the Company, Bank of America and related entities entered into a settlement agreement to resolve all claims asserted in the previously disclosed case entitled *American International Group, Inc. et al. v. Bank of America Corporation et al* (the "AIG Action"), among other matters. The settlement provides for dismissal with prejudice of the AIG Action and the release by American International Group, Inc. and certain of its affiliates (collectively, "AIG") of the Company and its affiliates from the claims asserted therein. Bank of America paid AIG $650 million in this settlement, the Company's portion of which was fully accrued.

Federal Housing Finance Agency Litigation

On March 25, 2014, Bank of America entered into a settlement with the Federal Housing Finance Agency ("FHFA") as conservator of Fannie Mae ("FNMA") and Freddie Mac ("FHLMC") to resolve all outstanding RMBS litigation between FHFA, FNMA and FHLMC, and Bank of America and its affiliates, including the Company, as well as other matters. The net cost of the settlement to Bank of America was $6.3 billion, the Company's portion of which was fully accrued. The FHFA Settlement resolved all claims asserted in the previously disclosed case entitled *Federal Housing Finance Agency v. Bank of America Corporation, et al.*, (the "FHFA Bank of America Litigation") and the previously disclosed case entitled *Federal Housing*

Finance Agency v. Merrill Lynch & Co., Inc., et al. (the "FHFA Merrill Lynch Litigation"), among other actions. Both actions have been dismissed and FHFA, FNMA and FHLMC have released Bank of America and its affiliates, including the Company, from the claims asserted therein.

Prudential Insurance Litigation

On March 14, 2013, The Prudential Insurance Company of America and certain of its affiliates (collectively "Prudential") filed a complaint in the U.S. District Court for the District of New Jersey, in a case entitled *Prudential Insurance Company of America, et al. v. Bank of America, N.A., et al.* Prudential has named, among others, the Company and certain related entities as defendants. Prudential's complaint asserts certain MBS Claims pertaining to 54 MBS offerings in which Prudential alleges that it purchased securities between 2004 and 2007. Prudential seeks, among other relief, compensatory damages, rescission or a rescissory measure of damages, punitive damages, and other unspecified relief. On April 17, 2014, the court granted in part and denied in part defendants' motion to dismiss the complaint. Prudential thereafter split its claims into two separate complaints, filing an amended complaint in the original action and a complaint in a separate action entitled *Prudential Portfolios 2 et al. v. Bank of America, N.A. et al.* Both cases are pending in the U.S. District Court for the District of New Jersey. On February 5, 2015, the court granted in part and denied in part defendants' motion to dismiss those complaints, granting plaintiff leave to replead in certain respects.

Regulatory and Governmental Investigations

On August 21, 2014, Bank of America announced a comprehensive settlement with the U.S. Department of Justice, certain federal agencies, and the states of California, Delaware, Illinois, Kentucky, Maryland, and New York. The settlement resolves, among other things, certain federal and state civil claims concerning the Company's participation in the packaging, origination, marketing, sale, structuring, arrangement, and issuance of RMBS and CDOs. As part of the settlement, Bank of America agreed to make $9.7 billion in payments, $5 billion of which will serve as a penalty under the Financial Institutions Reform, Recovery and Enforcement Act. Additionally, Bank of America agreed to provide $7 billion worth of consumer relief, which could include, among other things, principal forgiveness and forbearance, loan modification, and targeted lending, to be completed by August 31, 2018. The Company's portion of the settlement was fully accrued as of December 31, 2014.

Commitments

At December 31, 2014, the Company's commitments had the following expirations:

(dollars in millions)

	Total	Less than 1 year	1– 3 years	3 – 5 years	Over 5 years
		Commitment expiration			
Purchasing commitments	$ 597	$ 199	$ 379	$ 19	$ -
Operating leases	1,580	327	543	306	404
Loan commitments	2,221	2,221	-	-	-
Other commitments:					
Commitments to enter into repurchase agreements	3,842	3,842	-	-	-
Commitments to enter into resale agreements	5,145	5,145	-	-	-
Total	$ 13,385	$ 11,734	$ 922	$ 325	$ 404

Purchasing Commitments

The Company has entered into commitments to purchase service contracts with providers of market data, communications, and systems consulting services.

The Company entered into commitments to purchase loans, which upon settlement of the commitment will be included in trading assets. The Company has commitments to purchase partnership interests, primarily related to private equity investments.

Operating Leases

The Company has entered into various non-cancelable long-term lease agreements for premises that expire through 2025.

Loan Commitments

The Company enters into commitments to extend credit to meet the financing needs of its customers.

Other Commitments

In connection with trading activities, the Company has commitments to enter into resale and repurchase agreements.

Guarantees

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements,, the Company may be required to pay a pro-rata share of the losses incurred by some of the organizations as a result of another member default and under other loss scenarios. The Company's potential obligation may be limited to its membership interests in such clearinghouses and exchanges, to the amount (or multiple) of the Company's contribution to the guarantee fund or, in limited instances, to the full pro rata share of the residual losses after applying the guarantee fund. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the Consolidated Balance Sheet for these arrangements.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. The Company's obligations in this respect are secured by the assets in the customer's account as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of the clients or their customers. The Company's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote. Accordingly, no liability is carried in the Consolidated Balance Sheet for these transactions.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients, with the applicable clearinghouse; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's maximum exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote. Accordingly, no liability is carried in the Consolidated Balance Sheet for these transactions.

14. Employee Benefit Plans

Bank of America provides pension and other postretirement benefits to its employees worldwide through sponsorship of defined contribution pension, defined benefit pension and other postretirement plans.

The Bank of America Compensation and Benefits Committee has overall responsibility for the administration of these benefit plans.

Bank of America maintains certain qualified retirement and defined contribution plans covering the Company's full-time, salaried employees and certain part-time employees.

The defined benefit pension plans and postretirement benefit plans are accounted for in accordance with ASC 715-20-50, *Compensation – Retirement Benefits, Defined Benefit Plans-General* ("Defined Benefit Plan Accounting"). Postemployment benefits are accounted for in accordance with ASC 712, *Compensation-Nonretirement Postemployment Benefits*. Required disclosures are included in the December 31, 2014 Form 10-K of Bank of America.

Defined Contribution Pension Plans

The U.S. defined contribution plans sponsored by Bank of America include the Merrill Lynch 401 (k) Savings & Investment Plan ("SIP") and the Bank of America 401 (k) Plan. The SIP is closed to new participants with certain exceptions.

Defined Benefit Pension Plans

Certain of the Company's employees are covered by Bank of America's qualified pension plan. In connection with a redesign of its retirement plans, Bank of America amended its qualified pension plan to freeze benefits earned effective June 30, 2012.

Bank of America has an annuity contract that guarantees the payment of benefits vested under a legacy Merrill Lynch U.S. defined benefit pension plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act ("ERISA"). Bank of America, under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. Bank of America made no contribution under this agreement for the year ended December 31, 2014. Contributions may be required in the future under this agreement.

Bank of America also maintains supplemental defined benefit pension plans (i.e., plans not subject to Title IV of ERISA) for certain U.S. participants. These plans, which are unfunded, provide defined benefits to certain employees.

Postretirement Benefits Other Than Pensions

Health insurance benefits are provided to eligible retired employees and dependents through Bank of America sponsored plans. The health care coverage is contributory, with certain retiree contributions adjusted periodically. The accounting for costs of health care benefits for most eligible employees anticipates future changes in cost-sharing provisions. As of December 31, 2014, none of these plans had been funded.

Postemployment Benefits

Bank of America provides certain postemployment benefits for employees on extended leave due to injury, illness, or death and for terminated employees. Eligible employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. Severance benefits may be provided to eligible terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits subject to the terms of the severance pay plan.

15. **Employee Incentive Plans**

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, *Stock Compensation* ("Stock Compensation Accounting") are included in the December 31, 2014 Form 10-K of Bank of America.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to Consolidated Balance Sheet
December 31, 2014

The Company participates in a number of equity compensation plans sponsored by Bank of America. These plans include the Key Associate Stock Plan and the Financial Advisory Capital Accumulation Award Plan (FACAAP), and other deferred compensation plans and award programs. Under these plans, Bank of America grants stock-based awards, including stock options, restricted stock and restricted stock units (RSUs) to eligible employees. Grants in 2014 included RSUs that generally vest in three equal annual installments beginning one year from the grant date.

Financial Advisor Capital Accumulation Award Plan

The FACAAP is no longer an active plan and no awards have been granted under the plan since 2009. Awards still outstanding were granted in 2006 and thereafter, and are generally payable eight years from the grant date in a fixed number of Bank of America common stock shares. At December 31, 2014, there were 5 million unvested RSUs outstanding under this plan.

Other Compensation Arrangements

The Company participates in Bank of America sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds. The Company also participates in several Bank of America sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program. At December 31, 2014, accrued liabilities for these plans and grants totaled $2.5 billion and are recorded in *Compensation and benefits* payable on the Consolidated Balance Sheet.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction with an affiliate. At December 31, 2014, the Company had such investments totaling $74 million and a derivative transaction with an affiliate effectively hedging an additional $2.5 billion of the Company's liabilities.

16. Income Taxes

The reconciliation of the beginning UTB balance to the ending balance is presented in the table below.

Reconciliation of the Change in UTBs

(dollars in millions)

Balance at December 31, 2013	$	120
Increases related to positions taken during prior years		35
Decreases in positions taken during prior years		(16)
Settlements		(102)
Balance at December 31, 2014	$	37

As of December 31, 2014, the balance of the Company's UTBs which would, if recognized, affect the Company's effective tax rate was $23 million. Included in the UTB balance are some items, the recognition of which would not affect the effective tax rate, such as the tax effect of certain temporary differences, the portion of gross state UTBs that would be offset by the tax benefit of the associated federal deduction and the portion of gross non-U.S. UTBs that would be offset by tax reductions in other jurisdictions.

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in states, cities, and countries in which the

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to Consolidated Balance Sheet
December 31, 2014

Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2014.

Jurisdiction	Years Subject to Examination[1]	Status at December 31, 2014
U.S. Federal	2010-2011	Appeals
U.S. Federal	2012-2013	Field examination
New York City	2009-2012	Field examination
New York State	2009-2012	Field examination

[1] All tax years subsequent to the above years remain open to examination.

During 2014, Bank of America settled and effectively resolved the federal examinations related to the 2009 tax year and all open ML & Co. years through 2008.

Considering all examinations, it is reasonably possible that the Company's UTB balance will decrease by as much as $10 million during the next twelve months, since resolved items will be removed from the balance whether their resolution resulted in payment or recognition.

At December 31, 2014, the Company's accrual for interest and penalties that related to income taxes, net of taxes and remittances, was $9 million.

Significant components of the Company's deferred tax assets and liabilities at December 31, 2014 included on the Consolidated Balance Sheet within *Other assets* are presented below.

(dollars in millions)

Deferred tax assets		
Employee compensation	$	1,840
Loss carryforwards		1,065
Security valuation		330
Fixed assets		156
Contingency reserve		65
Tax credit carryforwards		17
Other		130
Gross deferred tax assets		3,603
Valuation allowance		(27)
Total deferred tax assets, net of valuation allowance		3,576
Deferred tax liabilities		
Goodwill and intangibles		1,028
Other		41
Gross deferred tax liabilities		1,069
Net deferred tax asset	$	2,507

The table below summarizes the deferred tax assets and the related valuation allowance recognized for the net operating loss carryforwards at December 31, 2014.

(dollars in millions)

	Deferred Tax Asset	Valuation Allowance	Net Deferred Tax Asset	First Year Expiring
Net operating losses - U.S.	$ 845	$ -	$ 845	After 2028
Net operating losses - U.S. states [1]	220	(27)	193	Various
Foreign tax credits	9	-	9	After 2022
General business credits	8	-	8	After 2031

[1] Amounts above include capital losses. The losses and related valuation allowances for U.S. states before considering the benefit of federal deductions were $338 million and $(42) million, respectively.

Realization of the deferred tax assets recognized for NOLs in the table above is dependent on the Company's or Bank of America's ability to generate sufficient taxable income prior to their expiration. Management concluded that no valuation allowance was necessary to reduce the U.S. federal NOL carryforwards since estimated future taxable income will more-likely-than-not be sufficient to utilize these assets prior to expiration.

The Company is included in the consolidated U.S. federal income tax return and certain consolidated combined and unitary state tax returns of Bank of America. At December 31, 2014, the Company had a current income tax payable due to Bank of America of approximately $950 million as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America, which is included in the *Due to Bank of America, net* balance disclosed in Note 3.

17. Subsequent Events

ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the balance sheet date but before the date the Balance Sheet are available to be issued, require accounting as of the balance sheet date, or disclosure in the Balance Sheet. The Company has evaluated such subsequent events through date of issuance.

On January 12, 2015, and January 23, 2015, MLPCC repaid $800 million and $300 million, respectively, of its subordinated borrowings to Bank of America.

18. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of SEC Rule 15c3-1, and CFTC Regulation 1.17. MLPF&S has elected to compute the minimum capital requirement in accordance with the "Alternative Net Capital Requirement" as permitted by SEC Rule 15c3-1.

At December 31, 2014, MLPF&S' regulatory net capital as defined by Rule 15c3-1 was $9.7 billion and exceeded the minimum requirement of $1.3 billion by $8.4 billion.

In accordance with the Alternative Net Capital Requirements, MLPF&S is required to maintain tentative net capital in excess of $1 billion, net capital in excess of $0.5 billion, and notify the SEC in the event its tentative net capital is less than $5 billion. As of December 31, 2014, MLPF&S had tentative net capital and net capital in excess of the minimum and notification requirements.

MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2014 as defined by these regulatory authorities was $3.4 billion and $2.9 billion, respectively.

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

For the December 31, 2014 customer reserve computation, MLPF&S segregated in a special reserve account, for the exclusive benefit of customers, cash and qualified securities valued at $12.8 billion. MLPCC was not required to segregate funds in a special reserve account for the exclusive benefit of customers because the reserve computation was in an excess debit.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Brokers ("PAB") pursuant to Rule 15c3-3 of the Act. For the December 31, 2014 PAB reserve computation, MLPF&S segregated in a special reserve account for the exclusive benefit of PAB qualified securities with a contract value of $660 million. MLPCC's customer reserve computation excess debits covered the PAB requirements so MLPCC did not have a requirement to segregate funds in a special reserve account for the exclusive benefit of PAB.

As futures commission merchants, MLPF&S and MLPCC are required to perform computations of the requirements of Regulation 1.20, 30.7, and 22.2 under the Commodity Exchange Act. As of December 31, 2014, assets segregated, secured and sequestered totaled $17.4 billion and $1.5 billion for MLPF&S and MLPCC, respectively, and exceeded requirements by $746 million and $578 million for MLPF&S and MLPCC, respectively.